Exhibit 99.1

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES PRICING OF PROPOSED PRIVATE
PLACEMENT OF SENIOR UNSECURED NOTES

CALGARY, March 1, 2010 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust (the “Trust”) is pleased to announce that it has priced a proposed offering of senior unsecured notes to be issued by Penn West Petroleum Ltd., a wholly-owned subsidiary and administrator of the Trust (“Penn West”), on a private placement basis in the United States and Canada (the “Private Placement”) with an aggregate principal amount of approximately US$300 million.

The notes to be issued pursuant to the Private Placement are subject to various terms with an average term of 8.6 years and an average rate of approximately 5.5 percent.  The notes issued pursuant to the Private Placement will be unsecured and rank equally with Penn West's bank facilities and Penn West's other outstanding senior notes. Subject to the completion of customary closing conditions, the Private Placement is expected to close on or about March 16, 2010.  Penn West intends to use the proceeds of the Private Placement to repay advances on its bank facility.

The notes issued pursuant to the Private Placement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Forward looking statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation.  Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance.  In particular, this document contains forward-looking statements pertaining to, without limitation, the offering size, terms, use of proceeds and closing date of the proposed Private Placement.

With respect to forward-looking statements contained in this document, Penn West has made assumptions regarding, among other things: investor demand for Penn West's notes, the successful completion of due diligence, the timing of closing the proposed Private Placement and Penn West’s ability to obtain all necessary approvals.

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct.  Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.  By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.  These risks and uncertainties include, among other things, general economic conditions in Canada, the U.S. and globally, and the possibility that due diligence may not be completed satisfactorily or that the closing conditions for the Private Placement are not satisfied or that closing will be delayed or not occur at all.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document.  Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com